Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 663-6164

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

January 12, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

Attn:	Ms. Theresa A. Messinese

Re:	Force Protection, Inc.
Item 4.02 Form 8-K Filed December 15, 2006
File Number: 0-22273

Dear Ms. Messinese:

I am securities counsel for Force Protection, Inc. (the “Company”). I enclose for filing under the Securities Act of 1934, as amended, an amendment to the Company’s Form 8-K filed December 15, 2006.

The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 26, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Item 4.02 of Form 8-K

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Internal Review

Comment 1.                                  The information under Item 4.02 of the Form 8-K instructions should be disclosed in the body of the Form 8-K. Please revise.

Response 1.                               The Company has complied with the Staff’s comment.

Comment 2.                                  Please revise to provide a description of the facts underlying the conclusion to restate the Form 10-KSB for the years ended December 31, 2003 and 2004 and the financial statements included in the corresponding Quarterly Reports on Form 10-QSB for those years.

Response 2.                               The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Force Protection, Inc.

cc:           Force Protection, Inc.